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SE 02021807 COMMISSION 549

ANNUAL AUDITED REPORT RECEIVED
FORM X-17A-5
PART III

MAR 27 2002

SEC FILE NUMBER
8 - 27126

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/01_____ AND ENDING _____12/31/01_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Dillon-Gage Securities Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____15301 Dallas Parkway, Suite 200_____
(No. and Street)

_____Addison_____   _____Texas_____   _____75001_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jon Christiansen   972-386-2901
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____**Phillip V. George, PLLC**_____
(Name – if individual, state last, first, middle name)

_____**2300 Honey Locust Dr.**_____   _____**Irving**_____   _____**Texas**_____   PROCESSED 63
(Address)   (City)   (State)   (Zip Code)

APR 1 2 2002

THOMSON P
FINANCIAL P

CHECK ONE:
■ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   *Potential persons who are to respond to the collection of information*
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Jon Christiansen_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Dillon-Gage Securities Incorporated**_____, as of _____December 31_____, 20___01_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

_____
                                                                  Signature

_____
                                                                  Title

_____Alice E Yoder_____
      Notary Public 7-7-2005

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DILLON-GAGE SECURITIES INCORPORATED

FINANCIAL REPORT

DECEMBER 31, 2001

CONTENTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Dillon-Gage Securities Incorporated

We have audited the accompanying statement of financial condition of Dillon-Gage Securities Incorporated as of December 31, 2001, and the related statements of income, changes in stockholders' deficit, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dillon-Gage Securities Incorporated as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 15, 2002

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DILLON-GAGE SECURITIES INCORPORATED
Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$ 27,128
Receivable from clearing broker/dealer	3,241
Clearing deposit	6,024
Non-marketable securities	3,300
Advances to employees	33,135
Prepaid expenses	872
TOTAL ASSETS	**$ 73,700**

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities

Accrued expenses	$ 12,362
Subordinated notes payable	175,000
TOTAL LIABILITIES	187,362

Stockholders' Deficit

Common stock, 1,000,000 shares authorized, $.03 par value, 240,001 shares issued and outstanding	7,200
Additional paid-in capital	73,300
Accumulated deficit	(194,162)
TOTAL STOCKHOLDERS' DEFICIT	(113,662)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	**$ 73,700**

See notes to financial statements.   2

DILLON-GAGE SECURITIES INCORPORATED
Statement of Income
Year Ended December 31, 2001

Revenue

Securities commissions	$ 74,074
Insurance commissions	121,904
Consulting fees	30,516
Other revenue	1,826
TOTAL REVENUE	228,320

Expenses

Compensation and related costs	114,925
Clearing charges	12,833
Communications	10,039
Interest	14,875
Regulatory fees and expenses	8,491
Management fees paid to related party	70,000
Other expenses	17,279
TOTAL EXPENSES	248,442

NET LOSS $ (20,122)

DILLON-GAGE SECURITIES INCORPORATED
Statement of Changes in Stockholders' Deficit
Year Ended December 31, 2001

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2000	240,001	$ 7,200	$ 73,300	$ (174,040)	$ (93,540)
Net loss	-	-	-	(20,122)	(20,122)
Balances at December 31, 2001	240,001	$ 7,200	$ 73,300	$ (194,162)	$(113,662)

See notes to financial statements.   4

DILLON-GAGE SECURITIES INCORPORATED
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
Year Ended December 31, 2001

Balance at December 31, 2000	$ 175,000
Increases	-
Decreases	-
Balance at December 31, 2001	$ 175,000

See notes to financial statements.   5

DILLON-GAGE SECURITIES INCORPORATED
Statement of Cash Flows
Year Ended December 31, 2001

Cash flows from operating activities:

Net loss	$ (20,122)
Adjustments to reconcile net loss to net cash	
used in operating activities:	
Change in assets and liabilities:	
Decrease in receivable from clearing broker/dealer	19,454
Increase in advances to employees	(10,735)
Increase in accrued expenses	450
Net cash used in operating activities	(10,953)
Net decrease in cash	(10,953)
Cash at beginning of year	38,081
Cash at end of year	$ 27,128

Supplemental disclosures of cash flow information:

Cash paid during the year for:

Interest	$ 14,875
Income taxes	$ -

DILLON-GAGE SECURITIES INCORPORATED
Notes to Financial Statements

Note 1 - **Nature of Business and Summary of Significant Accounting Policies**

Nature of Business:

Dillon-Gage Securities Incorporated, dba Dillon-Gage Securities, Inc., (the Company) was organized in November 1981 as a Texas corporation and is a subsidiary of D-G Holding, Inc. (Parent). The Company's is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC). The Company is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's customers consist primarily of individuals with medium to high net worth located in the state of Texas.

The Company's securities activities include facilitating initial public offerings and other specialized corporate finance needs for small to medium size companies located in the United States.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Non-Marketable Securities

Non-marketable securities are recorded at cost.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

<u>Securities Transactions</u>

Securities transactions and the related commission revenue and expenses are recorded on a trade date basis.

<u>Insurance Commissions</u>

Insurance commissions are recorded when the policies are funded by the customer.

<u>Income Taxes</u>

The Company is part of a group that files a consolidated income tax return. The Company accounts for its income taxes on the accrual basis as if it were a separate taxable entity.

Note 2 - <u>Transactions with Clearing Broker/Dealer</u>

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $6,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - <u>Net Capital Requirements</u>

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital and net capital requirements of $24,031 and $5,000, respectively. The Company's net capital ratio was .51 to 1.

Note 4 - <u>Non-Marketable Securities</u>

Non-marketable securities consist of 300 shares of common stock of the Nasdaq Stock Market, Inc. at a cost of $3,300

DILLON-GAGE SECURITIES INCORPORATED
Notes to Financial Statements

Note 5 - <u>Off-Balance-Sheet Risk</u>

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 6 - <u>Subordinated Notes Payable</u>

The Company has three subordinated notes payable due to DGI, consisting of the following:

Subordinated unsecured note payable with principal due at maturity on December 31, 2003. The note accrues interest at 8% per annum payable monthly.	$ 75,000
Subordinated unsecured note payable with principal due at maturity on July 1, 2004. The note accrues interest at 8% per annum payable monthly.	35,000
Subordinated unsecured note payable with principal due at maturity on July 1, 2005. The note accrues interest at 8% per annum payable monthly.	65,000
	$ 175,000

Maturities of the subordinated notes payable for each of the years ending December 31 are as follows; however each note may be restricted as to repayment subject to regulatory approval:

2003	$ 75,000
2004	35,000
2005	65,000
	$ 175,000

Interest expense incurred during the year on these related party subordinated notes payable totaled $14,875.

DILLON-GAGE SECURITIES INCORPORATED
Notes to Financial Statements

Note 7 - <u>Contingencies</u>

The Company has been named as a defendant in an arbitration relating to its activities as a broker/dealer in securities. The action seeks damages of indeterminate amounts. While the ultimate outcome of the pending arbitration cannot be predicted with certainty, management, having reviewed this action with its outside legal counsel, believes it has meritorious defenses to such action and intends to defend itself vigorously. No provision has been made in the financial statements for this contingency.

Note 8 - <u>Related Party Transactions</u>

The Company and two other subsidiaries of the Parent, Dillon-Gage Incorporated of Dallas (DGD) and Dillon-Gage Incorporated (DGI), are under common control and the existence of that control creates a financial position and operating results significantly different than if the companies were autonomous.

The Company pays management fees to DGD for administrative overhead and management compensation. The amount of the fee is determined at the discretion of DGD and is not consumated on terms equivalent to arms length transactions. The management fee for the year totaled $70,000.

The Company has three subordinated notes payable due to DGI totaling $175,000 (See Note 6).

Schedule I

DILLON-GAGE SECURITIES INCORPORATED
Computation of Net Capital and Aggregate
Indebtedness Pursuant to Rule 15c3-1
December 31, 2001

Total stockholder's deficit qualified for net capital	$ (113,662)
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	175,000
Total capital and allowable subordinated liabilities	61,338
Deductions and/or charges	
Non-allowable assets:	
Non-marketable securities	3,300
Advances to employees	33,135
Prepaid expenses	872
Total deductions and/or charges	37,307
Net Capital	$ 24,031
Aggregate indebtedness	
Accrued expenses	$ 12,362
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 19,031
Ratio of aggregate indebtedness to net capital	.51 to 1

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL

Board of Directors
Dillon-Gage Securities Incorporated

In planning and performing our audit of the financial statements and supplemental schedule of Dillon-Gage Securities Incorporated (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 15, 2002

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